Exhibit 17.1

January 16, 2023

NexGel, Inc.

2150 Cabot Boulevard West

Suite B

Langhorne, Pennsylvania 19067

RE:	Resignation from NexGel, Inc.

Dear Board of Directors:

Effective as of the date of this letter, I hereby resign as a member of the Board of Directors of NexGel, Inc. (the “Company”), including as a member of any and all committees of the Board of Director on which I serve.

My resignation is not a result of any disagreement with the Company or any of its subsidiaries on any matters related to their operation, policies or practices.

I wish the Company the best in the future as it works to achieve its goals.

Sincerely,

/s/ Yaakov Spinrad

Yaakov Spinrad